Mail Stop 4561

January 22, 2009

Stephen M. Scheppmann
Chief Financial Officer
Teradata Corporation
2835 Miami Village Drive
Miamisburg, OH 45342

> **Re:** **Teradata Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 3, 2008**
> **File No. 001-33458**

Dear Mr. Scheppmann:

We have reviewed your response letter dated December 16, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 2, 2008.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 15. Exhibits, Financial Statement Schedules, page 77

1. We note your response to our prior comment number 15 and the language on page 31 of the proxy that states: "[i]n connection with the spin off of Teradata from NCR, in August 2007, each of the Named Executive Officers received an offer letter to join Teradata. Each letter agreement sets forth, among other things, the Named Executive Officer's base salary, incentive opportunities, entitlement to participate in Teradata's benefit plans and initial equity awards. In addition, the letters contain standard 12-month post-termination, non-competition, non-solicitation and non-hire covenants and a perpetual confidentiality covenant." As such it appears that the agreements with Messrs. Langos, Harrington and Fair constitute management contracts and compensatory contracts, and are required to be filed under Item 601(b)(10)(iii)(A).

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Mark P. Shuman, Branch Chief - Legal, at (202) 551-3462 if you have any questions regarding the above comment. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief